UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

29 April 2016
Pearson plc
(the "Company")

Results of Annual General Meeting 2016

At the Annual General Meeting of the Company held on 29 April 2016 all of the resolutions proposed in the Notice of Annual General Meeting dated 23 March 2016 were duly passed by shareholders by means of a poll vote with the exception of resolution 19.

The total number of votes received for each resolution is set out below.  The Company's issued share capital on 27 April 2016 was 821,631,463 ordinary shares of 25p each. The proportion of the Company's issued share capital represented by those votes cast is approximately 76.02%.

Resolution No. (as noted on the proxy form)	Shares For and Discretionary	Shares Against	Shares marked as Votes Withheld/ Abstentions*
1. To receive the 2015 report and accounts	624,428,794	89,917	151,109
2. To declare a final dividend	624,513,964	50,523	105,333
3. To elect Sidney Taurel	620,023,548	4,400,570	245,702
4. To elect Lincoln Wallen	624,072,010	341,977	255,833
5. To elect Coram Williams	621,930,106	2,493,857	245,857
6. To re-elect Elizabeth Corley	623,507,997	931,329	230,494
7. To re-elect Vivienne Cox	619,396,541	5,046,416	226,863
8. To re-elect John Fallon	623,709,977	799,537	160,306
9. To re-elect Josh Lewis	624,037,267	395,152	237,401
10. To re-elect Linda Lorimer	619,490,004	4,948,296	231,520
11. To re-elect Harish Manwani	545,411,705	39,769,944	39,488,171
12. To re-elect Tim Score	618,807,672	5,632,372	229,776
13. To approve the annual remuneration report	562,809,279	61,245,352	615,189
14. To reappoint the auditors	598,981,950	25,144,930	542,940
15. To determine the remuneration of the auditors	606,729,609	17,779,619	160,592
16. To authorise the company to allot ordinary shares	563,337,039	61,062,026	270,755
17. To waive the pre-emption rights	526,953,958	58,232,237	39,483,625
18. To authorise the company to purchase its own shares	616,976,559	7,468,474	224,787
19. Requisitionists' resolution**	14,016,634	578,510,587	32,908,629

* Votes withheld are not legal votes.
** Discretionary votes have been added to the Against column, in respect of resolution 19

Resolution 19 was proposed by a group of shareholders supporting the American Federation of Teachers and called for a review of our business strategy. The Pearson board gave this resolution due consideration but recommended that shareholders vote against the resolution. For more information, visit our website at https://www.pearson.com/getthefacts.html

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 29 April 2016

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary